

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 5, 2024

Theodore B. Miller, Jr.
President
Boots Capital Management, LLC
7800 Washington Ave., Suite 700
Houston, TX 77007

       Re: Boots Capital Management, LLC
           Crown Castle Inc.
           PREC14A and DFAN14A Filed March 28, 2024
           Filed By Boots Parallel 1, LP et al.
           File No. 001-16441

Dear Theodore B. Miller:

    We have reviewed your filings and have the following comments.

    Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

    After reviewing your response to these comments, we may have additional comments. All defined terms used herein have the same meaning as in your proxy statement.

DFAN14A Filed March 28, 2024

General Comments

1.   In future filings, please recharacterize and provide support for the following opinion: "Notably, Boots Capital believes that Crown Castle's Board has irreparably breached the trust of shareholders and thrown governance to the wind *as evidenced by . . .* failing to disclose to shareholders *the Delaware Chancery Court's mandate* to provide the Boots Capital team advance notice of any material decision involving its CEO search or Fiber sale process" (emphasis added).

PREC14A Filed March 28, 2024

General Comments, page 1

2.   Please fill in the blanks throughout the Proxy Statement, including the names of the Unopposed Company Nominees. Information that is subject to change may be bracketed.

3. We note the following statements in the Proxy Statement:

    - "For several years, Crown Castle has lagged behind its peers in terms of operational metrics and financial performance." (shareholder letter)
    - "The Company's stock price has performed worse than its direct peers during the 15-year, 10-year, 5-year, 3-year, 2-year and 1-year periods prior to January 1, 2024." (page 19)
    - "[T]he Company has underperformed its peers over all relevant time periods in the last fifteen years." (page 19)

    Please provide support for these factual assertions in a revised proxy statement. Your revised disclosure should identify the peers referenced and the metrics used to compare the Company's performance with those peers.

4. We note the disclosure on pages 7 and 39 of the Proxy Statement that some of the Boots Parties entered into confidentiality agreements with certain "Strategic Parties" who "were engaged either as potential investors in the Boots Funds or identified as potential bidders and financing sources in a transaction involving the fiber assets of the Company . . . ." We further note the disclosure on page 19 of the Proxy Statement to the effect that Mr. Miller formed Boots Capital as an investment vehicle to acquire interests in the Company's Common Stock. In your response letter, please explain why the Strategic Parties are not participants in this solicitation based on the definition set forth in Instruction 3(a) to Items 4 and 5 of Schedule 14A.

5. To avoid stockholder confusion, please consider reordering the proposals in the Proxy Statement and on the preliminary proxy card to mirror the way they are presented in the Company's proxy statement.

6. On the preliminary proxy card and on page 32 of the Proxy Statement, you indicate how a properly executed GOLD proxy card will be voted "in the absence of specific instructions." Please revise to clarify whether you are describing an entirely unmarked, but signed GOLD proxy card, or one that is signed and marked as to other matters but not marked as to the particular proposal addressed.

7. On the preliminary proxy card, we note that the Bylaw Proposal and the Auditor Proposal are bolded and preceded by "Proposal 2" and "Proposal 3," respectively, whereas the Nomination Proposal (Proposal 1) and the Compensation Proposal (Proposal 4) are not. Please revise the preliminary proxy card to present the Proposals consistently.

Background of the Solicitation, page 7

8. On page 11 of the Proxy Statement, you discuss the presentation of the Boots Strategic Plan to the Board on January 30, 2024. If true, please disclose that the presented Boots Strategic Plan included the reimbursement of expenses incurred by the Boots Parties in connection with the plan.

9. On page 13 of the Proxy Statement, you define the "Motion to Expedite" and the "Status Quo Motion." Please further expand these definitions and related disclosure to explain the purpose of these motions. For example, your revised disclosure should include why Mr. Miller and Boots Capital argued that their claims should be litigated on an expedited basis and what "status quo" they sought to maintain while the claims are litigated.

10. On page 15 of the Proxy Statement, you describe a hearing on March 8, 2024 before Vice Chancellor Laster regarding the First Motion to Vacate Expedition and the Status Quo Motion. Following the hearing, you state that the Motion to Expedite was granted with respect to the Recommendation Provision and the *Unocal* claims. Please revise this description to indicate the outcome of the Status Quo Motion.

11. See comment 1 above. At the hearing on March 8, 2024, you state that "Vice Chancellor Laster instructed the Company to give Mr. Miller and Boots sufficient advance notice to seek the court's intervention should it hire a new CEO or sell the Fiber unit." Please revise to recharacterize and provide support for this opinion.

Interests in the Solicitation, page 24

12. On page 25 of the Proxy Statement, under the heading 'Arrangements among the Participants,' you mention management fees received by 4M Management Partners and 4M Investments under the IMA and Staff and Services Agreement, respectively. Please revise the description of the IMA and Staff and Services Agreement to further describe the management fees specified by each of these agreements, quantifying those fees and the percentages used to calculate the fees to the extent practicable.

Proposal Two - Bylaw Proposal, page 29

13. On page 29 of the Proxy Statement, there appears to be a typo which may cause stockholder confusion: "The Stockholders are being asked to adopt the Bylaw Proposal, which would repeal any provision of, or amendment to, the Bylaws that the Board without the approval of the Stockholders *has subsequent December 19, 2023*, which is the date of the most recent publicly available amendment to the Bylaws, and up to and including the date of the 2024 Annual Meeting" (emphasis added). Please revise.

Voting and Proxy Procedures, page 32

14. On page 33 of the Proxy Statement, under the heading 'Quorum; Abstentions and Broker Non-Votes; No Discretionary Voting,' please revise to disclose the effect of broker non-votes as to each matter being voted upon at the Annual Meeting. See Item 21(b) of Schedule 14A.

15. At the bottom of page 34 of the Proxy Statement, you indicate that record holders of the Common Stock can vote their shares by completing the GOLD proxy card or "by instructing us by telephone or via the Internet as to how you would like your shares of Common Stock voted (instructions are on your GOLD universal proxy card)." The

preliminary proxy card does not appear to provide record holders of the Common Stock with instructions on how to vote by telephone or via the Internet. Please revise or advise.

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to Shane Callaghan at 202-551-6977 or Christina Chalk at 202-551-3263.

Sincerely,

Division of Corporation Finance
Office of Mergers & Acquisitions